Filed Pursuant to Rule 424(b)(3)

Registration No. 333-141849

PROSPECTUS SUPPLEMENT

(To prospectus dated August 3, 2007)

VION PHARMACEUTICALS, INC.

$60,000,000 Principal Amount of 7.75% Convertible Senior Notes due February 15, 2012

3,124,998 Shares of Common Stock1 Issuable to Noteholders upon Conversion of such Notes

780,000 Shares of Common Stock Issuable to Warrantholders upon Exercise of Warrants

854,034 Shares of Common Stock Issuable as Make-Whole Payments under such Notes

820,589 Shares of Common Stock Issuable in Payment of Interest on such Notes

This document supplements the prospectus dated August 3, 2007 relating to the resale from time to time by the holders of 7.75% Convertible Senior Notes of Vion Pharmaceuticals, Inc. (hereafter “we”, “Vion” or “us”), the shares of common stock issuable to noteholders upon conversion of such notes, shares of our common stock issuable to warrantholders upon exercise of warrants with an exercise price of $20.00 per share, shares of our common stock issuable as make-whole payments under such notes and shares of our common stock issuable in payment of interest on such notes. Our common stock is listed on the Nasdaq Capital MarketSM under the symbol “VION.” The last reported sale price for our common stock on April 23, 2008 as reported by the Nasdaq Capital MarketSM was $1.24.

We are not selling any shares, and no new shares are being registered in this prospectus supplement. This supplement soley amends the table of selling securityholders on page 71 of the prospectus to reflect the transfer of warrants from HFR SHC to OTA LLC and the addition of Pine Edge Value Investors L.P., Pine Edge Value Investors Ltd. and Principal Investors Fund, Inc. – High Yield Fund II to the table.

You should read this prospectus supplement in conjunction with the prospectus dated August 3, 2007, and this prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The prospectus is to be delivered with this prospectus supplement. The terms of the notes and the common stock issuable upon conversion of the notes and exercise of the warrants are set forth in the prospectus.

All share numbers set forth in this prospectus supplement reflect the one-for-ten reverse stock split of our common stock effected on February 20, 2008.

See ‘‘Risk Factors,’’ which begins on page 13 of the accompanying prospectus, and as incorporated by reference therein, for certain information that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 24, 2008.

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[1]

All share numbers set forth in this prospectus supplement reflect the one-for-ten reverse stock split of our common stock effected on February 20, 2008. No new shares are being registered in this prospectus supplement.

The prospectus is hereby amended and supplemented to add in the table under the caption “Selling Securityholders” beginning on page 71 of the prospectus the information regarding the selling securityholders listed below. The information in this table has been provided to us by the selling securityholders.

Name	Principal Amount of Notes Beneficially Owned that May be Sold hereunder	Notes Owned After Completion of this Offering (1)	Percentage of Notes Owned After Completion of this Offering (1)	Number of Shares of Common Stock Issuable upon Conversion of the Notes (2)	Number of Shares of Common Stock Issuable upon Exercise of Warrants	Number of Shares of Common Stock that may be sold in this Offering (3)	Total number of shares of Common Stock owned before this Offering	Total number of shares of Common Stock owned after this Offering (4)	Percentage of shares of Common Stock owned after this Offering (4)*
OTA LLC (5)(8)	—	—	—	—	3,250	3,250	24,789	21,539	**
Pine Edge Value Investors L.P. (6)	300,000	—	—	15,625	3,900	19,525	19,525	—	—
Pine Edge Value Investors Ltd. (6)	200,000	—	—	10,417	2,600	13,017	13,017	—	—
Principal Investors Fund, Inc. – High Yield Fund II (7)(8)	2,500,000	—	—	130,209	13,000	143,209	143,209	—	—
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*

The amount of shares of common stock indicated in the table may be different from the amounts actually owned by the selling securityholders due to sales by such securityholders pursuant to this prospectus, open market purchases or sales, or other sales or issuances not related to the offering, of which we have not been notified. The table relates solely to resales by the selling securityholders from time to time, and does not relate to the shares of common stock that we may issue or have issued as payment of interest or make-whole amounts on the notes.

**

Less than one percent. The percentage of ownership of common stock is based on 8,056,424 shares of common stock outstanding as of April 22, 2008. All share numbers set forth in this prospectus supplement reflect the one-for-ten reverse stock split of our common stock effected on February 20, 2008.

(1)	Assumes resale of all of the notes by the selling securityholder.
(2)

Assumes conversion of all of the holder’s notes at a conversion price of approximately $19.20 per share of common stock. However, this conversion price is subject to adjustment as described under “Description of the Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)

Consists of the number of shares of common stock issuable upon conversion of the notes and the number of shares of common stock issuable upon exercise of the warrants issued in connection with the private placement of the notes.

(4)	Assumes resale of all of the shares of common stock issuable upon conversion of the notes and exercise of the warrants by the selling securityholder.
(5)

Ira M. Leventhal, a senior managing director of OTA LLC, has voting and investment control over the reported securities. The 3,250 shares of common stock issuable upon the exercise of warrants registered by OTA LLC in this prospectus were transferred to OTA LLC from HFR SHC

Aggressive Master Trust. In addition, OTA LLC owns warrants to purchase 21,539 shares of our common stock which are not eligible for resale pursuant to this prospectus.

(6)

Thomas Siering has voting and investment control over the shares held by Pine Edge Value Investors L.P. and Pine Edge Value Investors Ltd., each of which is managed by Pine River Capital Management L.P. , the same investment manager as Nisswa Master Fund Ltd.

(7)

The selling security holder is managed by Edge Asset Management, Inc. (“Edge”), which through a series of companies, is owned by Principal Financial Group, Inc., a publicly-held corporation. Edge is under common control with PrincipalFunds Distributor, Inc. and Princor Fiancial Services Corporation, both broker-dealers. Edge has voting and dispositive power over these securities. Gary J. Pokrzywinski is Chief Investment Officer for Edge and is the Portfolio Manager of Principal Investors Fund, Inc. – High Yield Fund II. Mr. Pokrzywinski and Edge disclaim beneficial ownership of these securities.

(8)	This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.